EXHIBIT (a)(5)(iii)

MEMORANDUM OF UNDERSTANDING

WHEREAS, there are now pending putative class action lawsuits in the Court of Chancery of the State of Delaware in and for New Castle County (the “Court”) entitled In Re Next Level Communications Shareholders Litigation, Consolidated Civil Action No. 20114 NC, (“Consolidated Action”) and Feldman v. Clay et al., Civil Action No. 20195 (“Change of Control Action”), and a putative class action lawsuit pending in the Superior Court of the State of California for County of Sonoma entitled Sebastian v. Next Level Communications, Inc. et al., Case No. 231852 (“Sebastian Action”) (collectively, the “Actions”), brought on behalf of public shareholders of Next Level Communications, Inc. (“Next Level” or the “Company”);

WHEREAS, the Consolidated Action resulted from the filing and consolidation of four separate actions consolidated pursuant to an Order of the Court entered on February 6, 2003, which designated the Complaint filed in Civil Action No. 20014 as the complaint in the Consolidated Action (hereinafter, “the Consolidated Complaint”);

WHEREAS, the Consolidated Action and the Sebastian Action challenge a proposed tender offer and merger (the “Proposed Transaction”), publicly announced on January 13, 2003, in which Motorola, Inc. (“Motorola”) offered to the shareholders of the common stock of the Company that Motorola does not already own $1.04 per share;

WHEREAS, on January 16, 2003, the Next Level Board of Directors formed a special committee (“Next Level Independent Committee”) to review, negotiate, and make recommendations concerning the Proposed Transaction;

WHEREAS, on March 7, 2003, the Next Level Independent Committee approved inter alia retention agreements for certain members of Next Level’s senior management (“Retention Agreements”);

WHEREAS, the Consolidated Action and the Sebastian Action challenge the Proposed Transaction alleging, inter alia, (a) that the individual director defendants breached their fiduciary duties to the public shareholders and that the consideration to be received by the public shareholders in the Proposed Transaction was not the result of arm’s length negotiation, and (b) that the Proposed Transaction was a scheme to eliminate the public shareholders of Next Level at a grossly inadequate and unfair price in violation of Delaware and/or California law and that the defendants are in possession of information concerning the financial condition and prospects of the Company and its assets which they have not disclosed to the public shareholders;

WHEREAS, the Change of Control Action challenges the Proposed Transaction, alleging inter alia, that the members of the Next Level Independent Committee breached their fiduciary duties in approving the Retention Agreements;

WHEREAS, following the commencement of litigation, plaintiffs reviewed publicly filed information concerning the Company, conducted extensive discovery of Next Level and Motorola, retained an independent financial advisor to assist them in determining the fairness of the proposed price to be offered in the Proposed Transaction, and received the Company’s projections concerning future performance of the Company;

WHEREAS, plaintiffs’ counsel and counsel for Motorola engaged in arm’s-length negotiations concerning a possible Settlement of the Actions;

WHEREAS, counsel for plaintiffs and defendants in the Actions have concluded that the terms contained in this Memorandum of Understanding are fair and adequate to both the Company and its stockholders and that it is reasonable to pursue a settlement of the Actions based upon the procedures outlined herein and the substantial benefits and protections offered herein, and the parties wish to document their agreement-in-principle in this Memorandum of Understanding;

NOW, THEREFORE, counsel for the parties have reached an agreement in principle providing for the settlement of the Actions (the “Settlement”) between and among plaintiffs, on behalf of themselves and the putative class of persons on behalf of whom plaintiffs have brought the Actions, and defendants on the terms and subject to the conditions set forth below:

1. The price offered for the common shares in the Proposed Transaction shall be increased from $1.04 per share to $1.18 per share (the “Transaction”). Motorola acknowledges that it took into account, as a contributing factor, the claims raised in the Actions in determining to increase the price offered in the Transaction.

2. Defendants shall provide plaintiffs and their counsel with a draft of the supplement to the Offer to Purchase on Schedule TO and the corresponding Schedule 14D-9, and shall confer in good faith with plaintiffs’ counsel regarding information to be disclosed in such materials.

3. The costs of providing notice of the Settlement to shareholders, and any attorneys’ fees and expenses awarded by the Court pursuant to Paragraph 4(e) hereof, shall be paid by Motorola, and shall not be deducted from the $1.18 per share payable in the Transaction.

4. Subject to the satisfactory completion of reasonable and appropriate confirmatory discovery of plaintiffs (the parameters of which the parties have discussed), the parties to the Actions will attempt in good faith to agree upon and execute as soon as practicable (i) an appropriate Stipulation of Settlement (the “Stipulation”) of all claims asserted in the Actions and all other claims (as described hereinafter), if any, arising out of or relating, in whole or in part, to the Proposed Transaction, the Transaction, or the Retention Agreements, including without limitation the Company’s solicitation of shareholder approval of the Transaction, and (ii) such other documentation as may be required in order to obtain any and all necessary or appropriate Court approval of the Stipulation, upon and consistent with the terms set forth in this Memorandum of Understanding, including that in exchange for the consideration set forth above, the Stipulation shall provide for the dismissal of all such claims with prejudice and without costs to any party (except as set forth in Paragraphs 3 and 4(e) herein). The Stipulation will also expressly provide, inter alia:

a. for class certification pursuant to Delaware Chancery Court Rule 23(b)(1) and (b)(2) of a class consisting of all record holders and beneficial owners of the common stock of the Company on any day during the period from January 14, 2003 (the date that the Proposed Transaction was publicly announced) to and including the effective date of consummation of the Transaction (other than defendants, and their “affiliates” and “associates” (as those terms are defined in Rule 12b-2 promulgated pursuant to the Securities Act of 1934)), including the legal representatives, heirs, successors in interest, transferees and assigns of all such foregoing holders and/or owners, immediate and remote (the “Class”);

b. that all defendants have denied, and continue to deny, that they have committed any violations of law and that they are entering into the Stipulation solely because the proposed Settlement would eliminate the burden, expense, and distraction of further litigation, and would permit the Transaction to proceed without risk of injunctive or other relief;

c. for the complete discharge, dismissal with prejudice, settlement and release of, and an injunction barring, all claims, rights, demands, suits, matters, issues or causes of action, liabilities, damages, losses, obligations, and judgments of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, hidden or concealed, matured or unmatured, material or immaterial, that have been or could have been asserted in the Actions or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence, violations of the federal securities laws or otherwise) by or on behalf of any plaintiff or member of the Class, whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity against defendants in the Actions, or any of their families, parent entities, associates, affiliates or subsidiaries and each and all of their respective past, present or future officers, directors, stockholders, employees, consultants, representatives, agents, attorneys, law firms, advisors, insurers, engineers, accountants, trustees, financial advisors, commercial bank lenders, persons who provided fairness opinions, investment bankers, associates, general partners, limited partners, partnerships, heirs, executors, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, “Released Persons”), which relate in any manner to, the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related, directly or indirectly, to any of the complaints in the Actions, the Proposed Transaction, the Transaction, the Retention Agreements, and any tender offer material, public filings or statements (including, but not limited to, public statements) by any of the defendants in the Actions or any other Released Persons in connection with the Transaction, the Proposed Transaction or the Retention Agreements (collectively, the “Settled Claims”); provided, however, that the Settled Claims shall not include any claims for appraisal pursuant to Section 262 of the Delaware General Corporation Law or any claims to enforce the rights conferred by the Settlement;

d. that the parties to the Actions will present the Settlement to the Court for hearing and approval as soon as practicable and, following appropriate notice to members of the Class, will use their best efforts to obtain final Court approval of the Settlement, and release and dismissal of the Actions with prejudice as against plaintiffs in the Class and without awarding costs to any party (except as provided for in Paragraphs 3 and 4(e)) herein. The parties will use their best efforts to secure Court approval of the Settlement on or before May 30, 2003; however, it is expressly acknowledged that, at the sole option of Motorola, the Transaction may be consummated prior to Court approval of the Settlement, and that it is expected that the Transaction will be consummated prior to final Court approval of the Settlement. As used in this Memorandum of Understanding, “final Court approval of the Settlement” means that the Court has entered an Order approving the Settlement in accordance with the Stipulation, and that Order is finally affirmed on appeal or is no longer subject to appeal.

e. that if final Court approval of the Settlement has been obtained in accordance with the Stipulation of Settlement, plaintiffs will jointly apply to the Court for an award of attorneys’ fees not to exceed $525,000 and expenses (including, but not limited to, fees and expenses of plaintiffs counsel’s independent financial advisor, but not including costs of providing Notice of the Settlement) not to exceed $25,000 in the aggregate. Defendants agree that they will not oppose such application, and the Company will pay to Schiffrin & Barroway, LLP, Bala Cynwyd, PA the amounts awarded by the Court.

5. The terms of the Stipulation shall be agreed upon and entered into by all the parties to this Memorandum of Understanding. In this regard, no defendant in any of the Actions shall agree to settle any or all of the Actions without the express written consent of all the other defendants in the Actions, which consents shall not be unreasonably withheld.

6. The Settlement contemplated by this Memorandum of Understanding is subject to:

(a) the execution of a formal Stipulation (and such other documentation as may be required to obtain final approval by the Court of the Settlement) by counsel for the parties to the Actions, which Stipulation shall include a provision permitting defendants to terminate the Settlement if, prior to the Effective Date of the Settlement (as defined below), any action is pending in any state or federal court which raises any Settled Claims against any of the Released Persons;

(b) the consummation of the Proposed Transaction;

(c) final approval by the Court of the Settlement (and the exhaustion of possible appeals, if any) and the dismissal of the Actions by the Court with prejudice and without awarding costs to any party (except as provided herein) having been obtained, and entry by the Court of a final order and judgment containing such release language as is contained in the Stipulation; and

(d) dismissal of the Sebastian Action with prejudice.

7. This Memorandum of Understanding shall be null and void and of no force and effect if any of the conditions set forth herein are not met. In any such event, this Memorandum of Understanding shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Actions, and neither the existence of this Memorandum of Understanding nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Actions or in any other litigation or judicial proceeding.

8. The parties agree to jointly request that the relevant courts stay any further proceedings in the Actions pending submission of the Settlement to the Court for approval. The parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the parties to this Memorandum of Understanding which challenges the Settlement, the Proposed Transaction, the Transaction, the Retention Agreements or otherwise involves a Settled Claim.

9. The Effective Date of the Settlement shall be the date on which the order of the Court approving the Settlement becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, lapse of time or otherwise.

10. This Memorandum of Understanding may be executed in counterpart by either of the signatories hereto, including by telecopier, and as so executed shall constitute one agreement.

11. Except as provided herein, the defendants in the Actions shall bear no other expenses, costs, damages or fees alleged or incurred by plaintiffs, by any member of the Class, or by any of their attorneys, experts, advisors, agents or representatives.

12. The provisions contained in this Memorandum of Understanding shall not be deemed a presumption, concession or an admission by any defendant in the Actions of any fault, liability or wrongdoing as to any facts or claims alleged or asserted in the Actions, or any other actions or proceedings, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Actions, or in any other action or proceeding, whether civil, criminal or administrative.

13. This Memorandum of Understanding will be executed by counsel for the parties to the Actions, each of whom represent and warrant that they have the authority from their client to enter into this Memorandum of Understanding. This Memorandum of Understanding and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to Delaware’s conflict of law rules.

14. The plaintiffs and their counsel in the Actions represent and warrant that none of plaintiffs’ claims or causes of action referred to in any complaint in the Actions or this Memorandum of Understanding have been assigned, encumbered or in any manner transferred in whole or in part.

15. This Memorandum of Understanding, constitutes the entire agreement among the parties with respect to the subject matter hereof and, may be modified or amended only by a writing signed by the signatories hereto.

16. This Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.

Dated:March 24, 2003

[Signatures on following page]

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.	MORRIS NICHOLS ARSHT & TUNNELL

/s/ NORMAN MONHAIT	/s/ KENNETH J. NACHBAR
Norman Monhait 919 Market Street, Suite 1401 Wilmington, Delaware 19899-1070 (302) 656-4433	Kenneth J. Nachbar 1201 N. Market Street, Suite 4500 Wilmington, Delaware, 19899-1347 (302) 658-9200

Attorneys for the Consolidated Action Plaintiffs	Attorneys for Defendants Motorola, Inc., Eugene Delaney, Gray Benoist, Richard Severns, Ferninand C. Kuznik, James G. Roseland, and John McCartney

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.	RICHARDS, LAYTON & FINGER, P.A.

/s/ NORMAN MONHAIT	/s/ SRINIVAS M. RAJU
Norman Monhait 919 Market Street, Suite 1401 Wilmington, Delaware 19899-1070 (302) 656-4433	Kevin G. Abrams Srinivas M. Raju One Rodney Square P.O. Box 551 Wilmington, DC 19899 (302) 651-7700

Attorneys for the Change of Control Action Plaintiffs	Attorneys for Defendants Next Level Communications, Inc., J. Michael Norris, Craig Kornblau, Paul S. Latchford, Walter C. Clay, and Alex Good